		UNITED STATES SECURITIES AND EXCHANGE COMMISSION								OMB APPROVAL
FORM 4		Washington, D.C. 20549								OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Check this box if no longer
subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)		Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Wish, Barry Neal			Ocwen Financial Corporation (NYSE:OCN)					X	Director			10% Owner
(Last)	(First)	(Middle)	3. IRS or Social Security Number of Reporting Person (Voluntary)			4. Statement for Month/Year December/2002			Officer (give			Other (specify)
									title below)			below)
1675 Palm Beach Lakes Blvd
(Street)			--- --- ---			5. If Amendment, Date of Original		7. Individual or Joint/Group Filing (Check Applicable Line)
West Palm Beach Florida 33401								X Form filed by One Reporting Person Form filed by More than One Reporting Person

(City)	(State)	(Zip)
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)			2. Trans-action Date	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at	6. Owner-ship Form: Direct	7. Nature of Indirect Bene- ficial-Owner- ship
			(Month/ Day/						End of Month	D) or Indirect
			Year)	Code	V	Amount	(A) or (D)	Price	(Instr. 3 and 4)	(I) (Instr. 4)	(Instr. 4)
Common Stock *			12/12/02	S		1,000	D	$2.881		I	By Wishco
8,534,305

*Sale in accordance with the Plan.

FORM 4 (continued)	Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)	5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)	6. Date Exer- cisable and Expiration Date Month/Day/ Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Deriv- ative Secur- ities Bene- ficially Owned at End of	10. Owner- ship Form of Deriv- ative Securit y Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner ship (Instr. 4)
Date	Expira-	Amount or Number of Shares	Month (Instr. 4)
Code	V	(A)	(D)	Exer- cisable	tion Date	Title

/s/ E. Paul Rubino, Attorney-in-Fact	12/13/02
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

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SEC 1474 (7-96) Page 2 of 2